Mr. Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: Morgan Stanley FX Series Funds (the "Company")
         File Numbers 811-22020 & 333-140930

Dear Mr. Strauss:

        On February 27, 2007, the Company filed a registration statement on Form N-1A under the
Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940
Act"). The filing adds two new series: The FX Alpha Portfolio and The FX Alpha Plus Portfolio (each a
"Fund"). We will review the Funds' financial statements and other information submitted in a subsequent
amendment and may have comments regarding that information.

        Our comments regarding the filing are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook
(1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with
the Commission's plain English requirements. For example, explain the following phrases and terms: i)
"employ a systematic currency selection process based upon statistical modeling within a disciplined risk
management framework, and seek to profit from changes in the relative valuations of currency pairs," ii)
"stop-out triggers," and iii) "alpha." Please integrate the discussion of alpha with the strategies of each
Fund. Further, in the SAI revise the third paragraph of the discussion captioned "Investment Advisory and
Other Services" by separating the discussion into several paragraphs.

2.   Check the appropriate boxes on the facing page of the registration statement.

3.   Given the risks involved with an investment in the Funds, we suggest adding disclosure regarding
the type of investor for whom the Funds would be appropriate.

4.   Explain the Company's plan for addressing its obligation to file reports with respect to the fidelity
bond coverage required by Rule 17g-1 under the 1940 Act.

5.   The prospectus does not include disclosure regarding the Funds investments in illiquid securities.
Please appropriate disclosure regarding these investments.

Prospectus

6.   Given the investment objectives, strategies and securities in which each Fund will invest, we suggest
the Company consider adding disclosure to the prospectus cover page about the special risks involved with
investing in a Fund.

7.   The term "FX" in each Fund's name denotes that each will invest in foreign currency
transactions. Accordingly, please add a policy for each Fund to invest at least 80 percent of its assets in
foreign currencies. See Section 35(d) and rule 35d-1 under the 1940 Act. Also add disclosure specifically
defining a foreign currency for purposes of the 80 percent test.

8.   The investment objective of each Fund is total return. Please define total return and state whether a Fund seeks income and capital appreciation equally or gives preference to one.

9.   The prospectus states that: each Fund will try to exceed the performance LIBOR. Please explain LIBOR and how it is used in financial markets. Explain to the staff how a Fund's investment objective of total return relates to LIBOR, which is a prevailing international interest rate. Please clarify whether each Fund will use yield in order to compare Fund performance with LIBOR.

        The FX Alpha Portfolio seeks to achieve its objective by exceeding LIBOR by 2.5 percent and the FX Alpha Plus Portfolio by 6 percent. Please advise the staff whether it is misleading for a fund to hold itself out to the public with a target of exceeding a prevailing interest rate by 2.5 or 6 percent. In this regard, see Rule 156 under the 1933 Act and Rule 34b-1 under the 1940 Act.

        Further, each Fund has a fulcrum fee arrangement whereby the adviser can earn a maximum incentive fee if each respective Fund's performance exceeds LIBOR by the stated percentages. For purposes of measuring a Fund's performance under the performance fee and its stated policy of exceeding LIBOR, clarify whether the referenced plus or minus 2.50% and 6.00% constitute a percentage or a basis point number, that is, must LIBOR merely be exceeded by 2.50% or by 250bps. For example, assume LIBOR is currently 5.35%. Must the FX Alpha Portfolio achieve a return of 5.4838%, or 7.85%? Please clarify and include examples or a chart of hypothetical Fund performance numbers compared to LIBOR in order to enhance the disclosure of each Fund's investment strategy and how the performance fee operates.

10.   Disclosure captioned "The FX Alpha Portfolio – Principal Investment Strategies" discusses the currency selection process. Revise the disclosure to explain how currencies are selected and what factors are examined.

11.   The second paragraph under this caption discloses that: "The investment process seeks to target a specific risk level over a 12-month period of time, measured by Value at Risk or VaR, when constructing and managing the Portfolio." In light of the impact of the long holding period of 12 months, it appears that the utility of VaR is reduced because of the high turnover during the 12 months. Explain to the staff why the period selected is deemed appropriate for each Fund, given the projected high turnover and investments in a dynamic, volatile market.

        The risk measurement of VaR requires a specified value in order to calculate VaR. It is unclear whether the statement, "attempt to target an estimated VaR of 2.50%" means the risk of loss of 2.50% of the Fund's net asset value. Please clarify the disclosure and specify at what point in time the 2.50% applies, e.g., whether it is at the end of the holding period or some other point in time.

        Other disclosure in this paragraph states: "In seeking to exceed the performance of LIBOR by 2.50%, the adviser and the sub-Adviser will attempt to target an estimated VaR of 2.50%." Discuss the relationship between these two measures and indicate whether 2.50% is high or low.

        Add disclosure which indicates the confidence level upon which the VaR calculation is to be based.

        Further, add appropriate risk disclosure regarding the Fund's use of VaR as a measure. For example, because VaR calculations focus only upon the maximum loss occurring between the beginning and end of a measurement period, the measure fails to sufficiently emphasize less probable events that may have a dramatic effect in the middle of the measurement period. Accordingly, add disclosure regarding the material risks associated with the use of VaR.

12.   The third paragraph of the discussion captioned "The FX Alpha Portfolio - Principal Investment Strategies" indicates that the Fund will normally invest primarily in currency transactions. Add disclosure on how the Fund will achieve capital appreciation. Will it be limited or constrained in light of the income aspect of the objective. Other disclosure in this paragraph indicates that the adviser and sub-

Adviser: "may take positions in currencies representing long or short exposures to the currencies with respect to the U.S. dollar." The disclosure is not clear as to whether the Fund will sell securities short. If the Fund will engage in such transactions, clarify the discussion and add appropriate strategy and risk disclosure.

13. The discussion captioned "The FX Alpha Portfolio - Principal Investment Strategies - Currency Transactions" mentions non-deliverable currency forward transactions regarding thinly traded or non-convertible foreign currencies. Please explain non-deliverable currency forward transactions and the market or environment in which these instruments are traded. Discuss the liquidity of non-deliverable currency forwards and what the limitations are on each Fund's ability to invest in them. Also, revise this paragraph to give more background information on the currency market. For example, disclose that the currency market is worldwide, rapidly changing and the largest in the world.

14. The discussion captioned "The FX Alpha Portfolio - Principal Investment Strategies – Money Market Instruments" states that the Portfolio may invest in money market instruments of U.S. and foreign financial and non-financial corporations. Indicate why the Fund expects to acquire these securities. Clarify whether these investments qualify as a currency transaction for purposes of an 80% test referred to above. The prospectus is unclear whether such foreign investments will include emerging market investments, and, if so, which emerging market countries. Clarify whether the Fund will invest in emerging market countries and if any such countries will be a focus of investment for the Fund. The last paragraph included under this sub-caption states that: "The Portfolio may also invest in structured products, exchange-traded and over-the-counter options, futures, forwards and other currency derivative instruments." Are these money market securities?

15. The next paragraph states: "The Portfolio may also invest in structured products, exchange-traded and over-the-counter options, futures, forwards and other currency derivative instruments." Define the underlined terms. Please disclose how all of these instruments are used in lieu of investing in currencies directly, and clarify whether they are principal strategies. Please disclose any special risks associated with each.

16. Add appropriate disclosure regarding portfolio turnover, as well as the associated expenses, costs and impact on performance. *See* Form N-1A, Items 2(b), 2(c), 4(b), and 4(c).

17. Provide an appropriate sub-caption for the first risk listed under the caption "Principal Risks."

18. It appears that currency traders use several diverse strategies in order to achieve consistent returns over time. Each Fund, however, appears to use only one strategy. If deemed appropriate, disclose the risk of using only one strategy for currency trading.

19. Revise the disclosure captioned "Currency Risk" so as to discuss the cyclical trend of currency markets, the impact of hedge fund activity on supply and demand, as well as the impact of banks and currency speculators. In light of the continuous nature of the operation of the worldwide market in currencies, discuss the risks of after hours trading activity.

20. Clarify whether the "other risks" mentioned in the second sentence under the sub-caption "Other Risks" are principal or non-principal. If they are, briefly describe such risks, and make sure the types of investments identified in the sentence are included in the principal strategies section of the summary.

21. Revise the fee table consistent with the following: First, in light of each Fund's planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]). Second, move footnotes appearing after "Annual Fund Operating Expenses" so as to follow the Example. Third, with respect to the discussion in Footnote 8 regarding the adviser's voluntary agreement to waive fees, confirm that the adviser or an affiliate may not recapture any waived amounts and disclose that the waiver may be terminated at any time.

22.   With respect to Footnote 5, indicate whether in connections with structuring the Fund's performance fee and selecting Class D as the class upon which to base performance adjustments, the Fund considered the factors discussed in Investment Company Act Release No. 20915 (Feb. 23, 1995). In addition, disclose the period of time to be used in calculating average net assets. The last sentence indicates that the base fee will be charged during the first 12 months. Disclose how the performance fee will be implemented during the second year. As discussed above, please clarify the measurement of Fund performance against LIBOR. For example, assuming a current LIBOR of 5.35%, disclose whether the adviser to the FX Alpha Portfolio will earn the maximum incentive fee when the Fund's performance is 5.48% (rather than 7.85%). If the former is correct, disclose the risks that the adviser may be rewarded for mere random fluctuations in a Fund's performance or that of LIBOR.

        Please advise the staff of the appropriateness of using LIBOR as a benchmark for a performance fee when each Fund invests in currencies and derivatives.

23.   Disclosure under "Principal Risks" discusses leverage risk. Although the disclosure discusses only leverage resulting from currency forward contracts, confirm the Fund will not employ leverage using other instruments or techniques, e.g., confirm the Fund will not borrow to purchase additional securities.

24.   With respect to the fee table for the FX Alpha Plus Portfolio, confirm that the line item "Other expenses" includes interest expense on inverse floaters and all leverage employed by the Fund. Provide similar disclosure in the fee table for the FX Alpha Portfolio.

25.   Disclosure immediately following the fee table discusses the order processing fee charged and collected by Morgan Stanley & Co. Please explain why this fee is not included in the shareholder transaction segment of the table and why, given that the Fund does not collect this fee, it is not a sales load or sales charge.

26.   Revise the first paragraph under "Additional Investment Strategy Information" and "Additional Risk Information" to distinguish principal from non-principal strategies and risks.

27.   Disclosure sub-captioned "Additional Investment Strategy Information – Structured Products" states: "Generally, structured investments are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities." Revise the disclosure to indicate that these entities are also operated for the purpose of restructuring cash flows and enhancing the creditworthiness of underlying securities. Generally, revise the discussion to indicate, if accurate, that such entities are exempt from registration under the 1940 Act and the basis of such exempt status.

        Other disclosure under this sub-caption states that: "Each Portfolio will use structured notes consistent with its investment objective and policies." Add disclosure which indicates whether the Funds' acquire structured notes for capital appreciation and, if so, how that strategy is achieved with these instruments.

28.   Disclosure sub-captioned "Additional Investment Strategy Information – Defensive Investing" indicates that, among other investments, the Fund may invest any amount in money market instruments for defensive purposes. Clarify whether such investments include all of the money market instruments discussed under the sub-caption "Principal Investment Strategies - Money Market Instruments." If so, what is the basis for the including foreign securities in this policy given that this is not a money market fund?

29.   Revise the disclosure sub-captioned "Additional Investment Strategy Information – Portfolio Turnover" by providing each Fund's estimated rate of portfolio turnover.

30.   With respect to a Fund's investments in inverse floaters discussed under the caption "Additional Risk Information – Inverse Floaters" if the Fund has ongoing obligations to any party in connection with its inverse floating rate investments, confirm that, consistent with applicable SEC guidance, any such obligations will not be senior securities for purposes of the 1940 Act because each Fund will segregate an

amount of cash and/or liquid securities equal in value to its obligations in respect of such inverse floating rate investments. Confirm also that accounting for such investments will be consistent with FAS 140.

Identify the types of entities issuing inverse floaters, as well as the types of securities being issued, for example, may the securities be based on currencies or interest rates.

31.   Delete the word "may" from the following clause which appears under the sub- caption "Additional Risk Information – Non-Diversification": "The risks of investing in a Portfolio ~~may~~ be intensified because the Portfolio is non-diversified…" Disclosure regarding the Funds' non-diversified status and the associated risks should be added to an appropriate discussion at the beginning of the prospectus. See Item 2(c)(1)(iv) of Form N-1A.

In light of each Fund's intention to qualify as a regulated investment company, revise this disclosure consistent with §851 of the Internal Revenue Code.

32.   Revise the disclosure of the Fund's performance fee so as to: i) include an example illustrating how the structure is designed to function, ii) disclose that fees are based on past performance, up to twelve months old, and that new investors may pay higher fees for performance that has not benefited them, and iii) include a description of how the base fee and performance fee are calculated. For example, are they calculated and accrued daily and paid monthly and, if so, are these calculations reflected in the daily calculation of fund net asset value. Either in the example or otherwise in the presentation, we recommend depicting the fee by means of a graph or another visually enhanced format. Add disclosure which indicates what Fund performance must be to earn the maximum performance fee. Also clarify the periods being used to measure fund assets and to compute performance of the benchmark. In addition, explain to the staff why LIBOR is, as required by §205(b) under the Investment Advisers Act of 1940, an appropriate and fair index of "securities prices or such other measure of investment performance." Confirm that the board approved the specific details of the performance fee calculation, and advise us what findings the board made. Also disclose that, if a Fund had rapidly declining assets and poor performance, it could be possible for the adviser to owe money to a Fund. Lastly, note that upon reviewing the terms of the advisory agreement when it becomes available and comparing such terms to the current disclosure of the performance fee, we may have additional comments.

33.   The second and third paragraphs under the caption "Shareholder Information – Pricing Portfolio Shares" discuss the circumstances and effects of using fair value pricing. In light of the types of instruments in which each Fund invests, including non-deliverable currency forward transactions, foreign currencies and securities, including emerging market instruments, revise and strengthen the disclosure regarding the circumstances under which the Fund will utilize fair value pricing.

Statement of Additional Information

34.   Disclosure captioned "Investment Strategies and Risks – Options and Futures Transactions – Futures Contracts" indicates that each Fund may purchase and sell interest rate and stock index futures contracts. Disclose why, in light of the Funds' objective, the Funds will engage in these derivatives. Similarly, explain why the Funds' will invest in U.S. Treasury Obligations and U.S. Government Securities, When-Issued and Delayed Delivery Securities and Forward Commitments, When, As and If Issued Securities, as discussed under later sub-captions bearing these names.

35.   Later disclosure sub-captioned "Bank Obligations" states that: "If a Portfolio invests more than 25% of its total assets in bank obligations (whether foreign or domestic), it may be especially affected by favorable and adverse developments in or related to the banking industry." In light of the prohibitions in investment restriction No. 1, explain to the staff how the Funds could concentrate as indicated in the above quoted text.

36.   Disclosure captioned "Borrowing" discusses each Fund's borrowing policy and applicable regulatory requirements. Revise the disclosure to discuss reverse repurchase agreements, if any, in which the Funds may engage and the regulatory requirements applicable to such transactions.

37.   Revise the discussion sub-captioned "Loans of Portfolio Securities" to indicate, if accurate, that the lending agent may be an affiliate of the Company. Further, disclose the fee received by the agent for such services.

38.   The discussion sub-captioned "Use of Segregated and Other Special Accounts" discusses the use of segregated accounts with respect to derivatives, futures and swaps. Revise the discussion so as to include securities acquired on a "when issued" and "when, as and if issued" basis.

39.   Investment Restriction No. 5 states that each Fund may not: "Make loans of money or property to any person, except (a) to the extent that <u>securities</u> or interests in which the Portfolios may invest are considered to be loans . . ." (Emphasis added.) Explain to the staff whether the indicated securities include securities or interests that are privately issued, or only securities that have been publicly issued. If a Fund may make private loans, please include appropriate disclosure about the parties to whom the loans would be made and risks of making such loans.

40.   Revise the sub-caption "Independent Trustees and the Committees" so as to indicate whether the trustees on the Investment Committee are independent or interested.

41.   Disclosure under the sub-caption "Rule 12b-1 Plan" indicates that the Fund will not reimburse Rule 12b-1 expenses in subsequent years, "except that expenses representing a gross sales commission credited to Morgan Stanley Financial Advisors and other authorized financial representatives at the time of sale may be reimbursed in the subsequent calendar year." Explain to the staff the nature of the Fund's obligation to reimburse sales representatives in subsequent years. Further, explain when a Fund contemplating reimbursement books the payment as a liability.

42.   Revise the discussion sub-captioned "Other Accounts Managed by the Portfolio Manager" by reformatting the first paragraph in tabular form.

43.   Revise the second paragraph under the sub-caption "Capital Stock and Other Securities" by adding disclosure to the last sentence which identifies the Company's current series and classes.

Part C

44.   The signature page is confusing and should be revised.

45.   The powers of attorney pursuant to which the filing was signed by the Company's directors state that specified agents may sign: "<u>any</u> Form N-14, amendments to <u>any</u> Form N-14, <u>any</u> registration statement or amendments to <u>any</u> registration statement of <u>any</u> of The Morgan Stanley Funds Set Forth in Appendix A Hereto . . ." (Emphasis added.) In this connection, please consult the requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing. Please advise the staff whether non-compliance with Rule 483 necessitates the re-filing of the registration statement. *See* Section 6 of the Securities Act.

                *   *   *   *   *   *   *   *   *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Monday, April 16, 2007